Condensed consolidated interim financial statements
June 30, 2016
(Unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2016	2015	2016	2015

Revenues	3	55,090	92,754	113,273	147,819
Cost of sales
Production costs	4	(58,254)	(66,487)	(116,741)	(119,223)
Depletion and amortization	4	(14,138)	(12,257)	(27,648)	(22,565)
Earnings (loss) from mining operations		(17,302)	14,010	(31,116)	6,031

General and administrative		(3,030)	(3,379)	(6,851)	(7,952)
Share-based compensation	14b	(385)	(1,104)	(1,993)	(1,274)
Exploration and evaluation		(590)	(271)	(1,249)	(535)
Gain (loss) on derivatives	5	(803)	(773)	(1,995)	11,012
Other income (expenses)	7	(1,722)	594	(4,659)	865
Income (loss) before financing costs and income taxes		(23,832)	9,077	(47,863)	8,147

Finance expenses	6	(7,180)	(6,247)	(14,015)	(12,609)
Finance income		252	167	508	824
Foreign exchange gain (loss)		1,432	3,461	21,227	(18,145)
Income (loss) before income taxes		(29,328)	6,458	(40,143)	(21,783)

Income tax recovery (expense)	8	9,944	(2,441)	19,244	594
Net income (loss) for the period		(19,384)	4,017	(20,899)	(21,189)

Other comprehensive income (loss), net of tax
Unrealized gain (loss) on available-for-sale financial assets		818	(1,959)	1,398	(1,737)
Foreign currency translation reserve		(574)	(853)	(7,861)	4,225
Total other comprehensive income (loss) for the period		244	(2,812)	(6,463)	2,488

Total comprehensive income (loss) for the period		(19,140)	1,205	(27,362)	(18,701)

Earnings (loss) per share
Basic		(0.09)	0.02	(0.09)	(0.10)
Diluted		(0.09)	0.02	(0.09)	(0.10)

Weighted average shares outstanding (thousands)
Basic		221,822	221,809	221,816	221,809
Diluted		221,822	221,809	221,816	221,809

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Cash Flows
(Cdn$ in thousands)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2016	2015	2016	2015

Operating activities
Net income (loss) for the period		(19,384)	4,017	(20,899)	(21,189)
Adjustments for:
Depletion and amortization		14,136	12,277	27,733	22,611
Income tax expense (recovery)	8	(9,944)	2,441	(19,244)	(594)
Share-based compensation expense	14b	406	1,144	2,047	1,350
(Gain) loss on derivatives	5	803	773	1,995	(11,012)
Finance expenses (income)		6,928	6,081	13,507	11,785
Unrealized foreign exchange loss (gain)		(2,052)	(3,047)	(21,677)	18,422
Deferred electricity payments	13	3,645	-	4,799	-
Other operating activities		-	(17)	(32)	(21)
Net change in non-cash working capital	16	1,251	11,543	3,454	11,130
Cash provided by (used for) operating activities		(4,211)	35,212	(8,317)	32,482

Investing activities
Purchase of property, plant and equipment	11	(4,409)	(4,223)	(6,004)	(10,093)
Purchase of copper put options	5	-	(1,413)	(928)	(1,413)
Proceeds from the sale/settlement of derivatives		94	-	2,352	17,362
Other investing activities		52	896	412	476
Cash provided by (used for) investing activities		(4,263)	(4,740)	(4,168)	6,332

Financing activities
Proceeds from senior secured credit facility	12b	47,161	-	93,605	-
Financing costs	12	(1,177)	-	(4,346)	-
Repayment of Curis secured loan	12a	-	-	(43,767)	-
Repayment of capital leases and equipment loans		(4,377)	(2,762)	(7,623)	(7,130)
Interest paid		(10,563)	(10,354)	(11,215)	(11,008)
Common shares issued on exercise of stock options		4	-	7	-
Cash provided by (used for) financing activities		31,048	(13,116)	26,661	(18,138)

Effect of exchange rate changes on cash and equivalents		764	(761)	(950)	880
Increase (decrease) in cash and equivalents		23,338	16,595	13,226	21,556
Cash and equivalents, beginning of period		65,909	58,260	76,021	53,299
Cash and equivalents, end of period		89,247	74,855	89,247	74,855

Supplementary cash flow information.	16

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		June 30,	December 31,
	Note	2016	2015

ASSETS
Current assets
Cash and equivalents		89,247	76,021
Accounts receivable		8,785	13,199
Other financial assets	9	1,643	1,602
Inventories	10	39,893	40,621
Prepaids		2,251	1,617
		141,819	133,060

Other financial assets	9	41,149	40,685
Property, plant and equipment	11	780,484	794,758
Other asset		15,985	15,985
Goodwill		5,326	5,706
		984,763	990,194

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		31,960	30,143
Current income tax payable		588	1,038
Current portion of long-term debt	12	17,505	59,801
Interest payable		4,171	4,469
		54,224	95,451

Long-term debt	12	359,077	305,401
Provision for environmental rehabilitation ("PER")		137,886	124,445
Deferred tax liabilities		74,146	94,113
Other financial liabilities	13	14,150	444
		639,483	619,854

EQUITY
Share capital	14	417,954	417,944
Contributed surplus		44,850	42,558
Accumulated other comprehensive income ("AOCI")		9,119	15,582
Retained earnings (deficit)		(126,643)	(105,744)
		345,280	370,340
		984,763	990,194

Commitments and contingencies	15
Subsequent event	19

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

	Share	Contributed		Retained
	capital	surplus	AOCI	earnings	Total
				(deficit)

Balance at January 1, 2015	417,944	40,890	6,833	(43,392)	422,275
Share-based compensation	-	829	-	-	829
Total comprehensive income (loss) for the period	-	-	2,488	(21,189)	(18,701)
Balance at June 30, 2015	417,944	41,719	9,321	(64,581)	404,403

Balance at January 1, 2016	417,944	42,558	15,582	(105,744)	370,340
Issuance of warrants	-	830	-	-	830
Exercise of options	10	(2)	-	-	8
Share-based compensation	-	1,464	-	-	1,464
Total comprehensive income (loss) for the period	-	-	(6,463)	(20,899)	(27,362)
Balance at June 30, 2016	417,954	44,850	9,119	(126,643)	345,280

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

1.	REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The unaudited condensed consolidated interim financial statements of the Company as at and for the three and six month periods ended June 30, 2016 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint arrangement since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the state of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2015 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Audit and Risk Committee of the Board on July 26, 2016.

(b)	Use of judgements and estimates

In preparing these interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at the year ended December 31, 2015.

(c)	New accounting standards

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments did not have an impact the Company’s financial statements as revenue-based depreciation or amortization methods are not used.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

(c)	New accounting standards (continued)

The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at June 30, 2016. These accounting standards are not expected to have a significant effect on the Company’s accounting policies or financial statements:

•

IFRS 9, Financial Instruments as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2018. The Company will evaluate the impact of the change to the financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

•

On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The impact of adoption of the standard has not yet been determined.

•

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 is effective from January 1, 2019. A company can choose to apply IFRS 16 before that date but only if it also applies IFRS 15 Revenue from Contracts with Customers. IFRS 16 completes the IASB’s project to improve the financial reporting of leases. IFRS 16 replaces the previous leases Standard, IAS 17 Leases and related interpretations. The Company will evaluate the impact of the change to the financial statements based on the characteristics of leases outstanding at the time of adoption.

3.	REVENUE

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
Copper concentrate	59,929	98,905	123,510	157,568
Copper cathode	-	1,099	-	969
Total copper sales	59,929	100,004	123,510	158,537
Molybdenum concentrate	-	2,212	-	4,810
Silver contained in copper concentrate	926	1,035	1,842	1,739
Total gross revenue	60,855	103,251	125,352	165,086
Less: Treatment and refining costs	(5,765)	(10,497)	(12,079)	(17,267)
Revenue	55,090	92,754	113,273	147,819

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

4.	COST OF SALES

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
Site operating costs	52,409	59,595	106,216	115,775
Transportation costs	4,012	5,239	7,605	8,856
Changes in inventories of finished goods and ore stockpiles	1,833	1,653	2,920	(5,408)
Production costs	58,254	66,487	116,741	119,223
Depletion and amortization	14,138	12,257	27,648	22,565
Cost of sales	72,392	78,744	144,389	141,788

Cost of sales consists of site operating costs (which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair and maintenance costs, consumables, operating supplies and external services), transportation costs,depletion and amortization.

5.	DERIVATIVE INSTRUMENTS

During the first quarter of 2016, the Company purchased copper put option contracts for 15 million pounds of copper for the second quarter of 2016 at a strike price of US$2.15 per pound, at a total cost of $928. There were no option contracts outstanding at June 30, 2016.

The following table outlines the gains (losses) associated with derivative instruments:

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
Realized gain (loss) on copper put options	(513)	(283)	(1,004)	13,253
Unrealized gain (loss) on copper put options	163	(490)	-	(2,241)
Change in fair value of derivative liabilities (Note12b)	(453)	-	(991)	-
	(803)	(773)	(1,995)	11,012

Subsequent to the quarter end, the Company purchased additional copper put option contracts for 10 million pounds of copper for the third quarter of 2016 at a strike price of US$2.20 per pound. The total cost of these put options was $679.

6.	FINANCE EXPENSES

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
Interest expense	6,601	5,627	12,781	11,332
Accretion on PER	579	620	1,234	1,277
	7,180	6,247	14,015	12,609

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

7.	OTHER EXPENSES (INCOME)

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
Special shareholder meeting costs	1,978	-	4,792	-
Other financing costs	-	-	616	-
Management fee income	(220)	(294)	(454)	(575)
Other operating income	(36)	(101)	(263)	(91)
Gain on sale of property, plant and equipment	-	(199)	(32)	(199)
	1,722	(594)	4,659	(865)

As at June 30, 2016, the Company has incurred total costs of $4,792 on legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation.

8.	INCOME TAX

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
Current expense (recovery)	-	454	-	454
Deferred expense (recovery)	(9,944)	1,987	(19,244)	(1,048)
	(9,944)	2,441	(19,244)	(594)

9.	OTHER FINANCIAL ASSETS

	June 30,	December 31,
	2016	2015
Current:
Marketable securities	1,643	931
Copper put option contracts (Note 5)	-	671
	1,643	1,602
Long-term:
Subscription receipts	10,333	10,333
Reclamation deposits	30,816	30,352
	41,149	40,685

The subscription receipts relate to an investment in a privately held company with a director in common, and will be convertible into units comprised of shares, or shares and warrants.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

10.	INVENTORIES

	June 30,	December 31,
	2016	2015
Ore stockpiles	8,198	7,678
Copper concentrate	2,590	6,030
Materials and supplies	29,105	26,913
	39,893	40,621

At June 30, 2016, a write-down of $Nil (December 31, 2015 - $6,648) was recorded through cost of sales in order to value ore stockpile inventory at net realizable value.

11.	PROPERTY, PLANT AND EQUIPMENT

During the three month period ended June 30, 2016, the Company capitalized stripping costs of $2,250 and incurred other capital expenditures for Gibraltar of $1,065. In addition, the Company capitalized development costs of $1,203 for the Florence Copper Project, along with $94 for the Aley Niobium Project. The Company also capitalized interest of $1,313 and incurred depletion and amortization in mining operations of $14,138 for the three month period ended June 30, 2016.

During the six month period ended June 30, 2016, the Company capitalized stripping costs of $2,929 and incurred other capital expenditures for Gibraltar of $1,289. In addition, the Company capitalized development costs of $1,902 for the Florence Copper Project, along with $189 for the Aley Niobium Project. The Company also capitalized interest of $2,583 and incurred depletion and amortization in mining operations of $27,648 for the six month period ended June 30, 2016.

12.	DEBT

	June 30, 2016		December 31, 2015

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Curis secured loan (Note 12a)	-	-	42,877	42,877
Capital leases	8,544	9,045	7,648	8,181
Secured equipment loans	8,961	8,920	9,276	8,236
	17,505	17,965	59,801	59,294
Long-term:
Senior notes	255,817	163,463	273,876	139,507
Senior secured credit facility (Note 12b)	80,895	81,165	-	-
Capital leases	15,803	16,730	19,941	21,329
Secured equipment loans	6,562	6,566	11,584	12,561
	359,077	267,924	305,401	173,397

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

(a)	Curis secured loan

As a result of the acquisition of Curis Resources Ltd. (“Curis”) in November 2014, the Company assumed Curis’s secured loan agreement with RK Mine Finance Trust I (“Red Kite”).

On February 1, 2016, the Company repaid the full outstanding principal and accrued interest in the amount of $43,767 with proceeds from the Company’s newly arranged senior secured credit facility (Note 12b).

(b)	Senior Secured Credit Facility

On January 29, 2016, the Company entered into a US$70,000 senior secured credit facility (the “Facility”) with EXP T1 Ltd., an affiliate of Red Kite. Amounts drawn under the Facility accrue interest on a monthly basis at a rate of three-month LIBOR plus 7.5% per annum, subject to a minimum LIBOR of 1% per annum. The loan principal and all accrued interest is payable upon maturity of the Facility. The Facility was subject to an up-front arrangement fee of 2.5% payable by Taseko but there are no commitment fees on the undrawn portion of the Facility. The Facility matures on March 29, 2019, as the Company exercised its option and paid an extension fee in June 2016. The Facility is repayable at any time without penalty and does not impose any off-take obligations on the Company.

The Facility is secured by a first priority charge over substantially all assets of the Company, including the Company’s 75% joint venture interest in the Gibraltar Mine, shares in all material subsidiaries and the Florence Copper project assets. The availability of the Facility is subject to conditions and covenants, including maintenance of a minimum working capital balance of US$20 million. As at June 30, 2016, the Company is in compliance with these covenants.

The first tranche of the Facility was drawn on January 29, 2016 and the proceeds of $46,444 (US$33.2 million) were used to repay the Curis secured loan (Note 12a) and to pay the arrangement fee and other transaction costs. The remainder of the Facility in the amount of $47,161 (US$36.8 million) was drawn during the three months ended June 30, 2016.

In connection with the Facility, the Company has issued a call option for 7,500 MT of copper with a strike price of US$2.04/lb. The call option matures in 2019 and an amount will be payable to Red Kite based on the average copper price during the month of March 2019, subject to a maximum amount of US$15,000. The initial fair value of the copper call option was estimated to be $6,081 and was revalued at $6,912 as at June 30, 2016 (Note 5). In addition, an embedded derivative liability has been recognized in relation to the interest rate floor (minimum LIBOR of 1%). The initial fair value of this embedded derivative was estimated to be $1,253 and was revalued at $1,412 as at June 30, 2016 (Note 5).

The Company has also issued share purchase warrants to acquire 4,000,000 common shares of the Company at any time until May 9, 2019 at an exercise price of $0.51/share. The total fair value of the warrants was estimated to be $830 at the date of grant.

As at June 30, 2016 the Company had incurred total deferred debt financing costs of $12,510, which includes the initial fair value of the copper call option, warrants and embedded derivative, the arrangement fee, the extension fee and other transaction costs. These costs are initially deferred and subsequently reclassified to the loan on a pro-rata basis as loan amounts are drawn down, and then amortized over the life of the loan using the effective interest rate method.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Carrying Value
June 30, 2016
Outstanding principal (US$70,000)	90,419
Accrued interest	2,141
Loan obligation	92,560
Deferred financing costs, net of accretion	(11,665)
Senior secured credit facility	80,895

13.	OTHER FINANCIAL LIABILITIES

	June 30,	December 31,
	2016	2015
Long-term:
Derivative liability - copper call option (Note 12b)	6,912	-
Derivative liability - interest rate floor (Note 12b)	1,412	-
Amounts payable to BC Hydro	4,799	-
Deferred share units (Note 14b)	1,027	444
	14,150	444

For the six month period ended June 30, 2016, the Company has deferred electricity payments of $4,799 under BC Hydro’s five-year power rate deferral program for BC mines. Under the program, effective March 1, 2016 the Gibraltar mine will be able to defer up to 75% of electricity costs. The amount of deferral is based on a formula that incorporates the average copper price during the preceding month. The balance, plus interest at the prime rate plus 5%, will be repayable on a monthly schedule if the average copper price during the preceding month exceeds a threshold amount. Any remaining deferred balance will be repayable at the end of the five year term. Accordingly, the deferred amounts have been classified as a long-term financial liability.

14.	EQUITY

(a)	Share capital

(thousands of shares)	Common shares
Common shares outstanding at January 1, 2016	221,809
Exercise of share options	18
Common shares outstanding at June 30, 2016	221,827

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

(b)	Share-based compensation

(thousands of options)	Options	Average price
Outstanding at January 1, 2016	11,557	2.55
Granted	2,601	0.38
Exercised	(18)	0.38
Forfeited	(131)	1.31
Expired	(1,770)	5.16
Outstanding at June 30, 2016	12,239	1.73

During the six month period ended June 30, 2016, the Company granted 2,601,000 (2015 – 2,680,000) share options to directors, executives and employees. The fair value of options granted was $442 (2015 – $1,018) and had a weighted average grant-date fair value of $0.17 (2015 – $0.38) per option.

Assumptions used in calculating fair value of options granted during the six month period ended June 30, 2016 were as follows:

Six months ended
June 30, 2016
Weighted Average Forfeiture Rate (%)	0%
Weighted Average Market Price	0.39
Weighted Average Volatility (%)	52%
Weighted Average Risk Free Interest Rate (%)	0.57%
Weighted Average Dividend Yield (%)	0%
Weighted Average Expected Life (years)	4.49

The Company has other share-based compensation plans in the form of Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”).

The continuity of DSUs and PSUs issued and outstanding is as follows:

	DSUs	PSUs
Outstanding at January 1, 2016	915,371	461,500
Granted	714,000	1,349,292
Settled	-	(59,426)
Forfeited	-	(44,574)
Outstanding at June 30, 2016	1,629,371	1,706,792

During the six month period ended June 30, 2016, the number of DSUs issued to directors was 714,000 (2015 - 816,000) and 1,349,292 (2015 - 461,500) PSUs to senior executives. The fair value of DSUs and PSUs granted was $1,080 (2015 – $1,231), with a weighted average fair value at the grant date of $0.38 per unit for the DSUs (2015 - $0.98) and ranging between $0.38 and $0.74 per unit for the PSUs (2015 - $0.77 and $0.98) .

Grants of PSUs in the six month period ended June 30, 2016, included 887,792 PSU’s issued to executives in lieu of annual incentive plan payments for 2015. These PSU’s will vest in September 2017 and entitle the holder to a cash or equity payment at that time. All other outstanding PSU awards entitle the holder to a cash or equity payment at the end of a three-year performance period based on the Company’s total shareholder return relative to a peer group of companies.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

A total share based compensation expense of $406 and $2,047 respectively has been recognized for the three and six month periods ended June 30, 2016 (2015: $1,144 and $1,350).

15.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

At June 30, 2016, capital commitments totalled $237 on 100% basis, of which the Company’s share was $178. The Company’s share of operating commitments totalled $17,003 at June 30, 2016.

(b)	Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As at June 30, 2016, this debt totaled $39,869 on a 75% basis.

16.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
Change in non-cash working capital items
Accounts receivable	4,633	(2,071)	2,657	(7,786)
Inventories	2,220	1,816	728	(6,763)
Prepaids	(1,427)	(1,346)	(630)	(947)
Accounts payable and accrued liabilities	(4,086)	4,742	2,106	(300)
Interest payable	(89)	(48)	(657)	395
Income tax (paid) received	-	8,450	(750)	26,531
	1,251	11,543	3,454	11,130
Non-cash investing and financing activities
Derivative liability - copper call option (Note 12b)	-	-	6,081	-
Derivative liability - interest rate floor (Note 12b)	588	-	1,253	-
Share purchase warrants (Note 12b)	-	-	830	-
	588	-	8,164	-

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

17.	RELATED PARTIES

Related party transactions

	Transaction value for the		Transaction value for the
	three months ended June 30,		six months ended June 30
	2016	2015	2016	2015
Hunter Dickinson Services Inc.:
General and administrative expenses	382	569	775	1,700
Exploration and evaluation expenses	13	22	20	123
	395	591	795	1,823
Gibraltar joint venture:
Management fee income	220	294	454	575
Reimbursable compensation expenses and
third party costs	82	35	105	64
	302	329	559	639

	Balance due (to) from as at
	June 30,
	2016	2015
Hunter Dickinson Services Inc.	(46)	(139)
Gibraltar Joint Venture	236	907

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (HDSI), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. For the three month period ended June 30, 2016, the Company incurred total costs of $395 (Q2 2015: $591) in transactions with HDSI. Of these, $171 (Q2 2015: $240) related to administrative, legal, exploration and tax services, $154 related to reimbursements of office rent costs (Q2 2015: $146), and $70 (Q2 2015: $70) related to director fees for two Taseko directors who are also principals of HDSI. In the second quarter of 2015, the Company also incurred costs of $135 through HDSI related to compensation of Taseko’s CEO who is also a principal of HDSI.

For the six month period ended June 30, 2016, the Company incurred total costs of $795 (2015: $1,823) in transactions with HDSI. Of these, $352 (2015: $607) related to administrative, legal, exploration and tax services, $303 related to reimbursements of office rent costs (2015: $293), and $140 (2015: $140) related to director fees for two Taseko directors who are also principals of HDSI. For the six month period ended June 30, 2015, the Company also incurred costs of $783 through HDSI related to compensation of Taseko’s CEO who is also a principal of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

18.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total
June 30, 2016
Financial assets designated as FVTPL
Copper put option contracts	-	-	-	-
Available-for-sale financial assets
Marketable securities	1,643	-	-	1,643
Subscription receipts	-	-	10,333	10,333
Reclamation deposits	30,816	-	-	30,816
	32,459	-	10,333	42,792
Financial liabilities
Derivative liability - copper call option (Note 12b)	-	6,912	-	6,912
Derivative liability - interest rate floor (Note 12b)	-	1,412	-	1,412
	-	8,324	-	8,324
December 31, 2015
Financial assets designated as FVTPL
Copper put option contracts	-	671	-	671
Available-for-sale financial assets
Marketable securities	931	-	-	931
Subscription receipts	-	-	10,333	10,333
Reclamation deposits	30,352	-	-	30,352
	31,283	671	10,333	42,287

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at June 30, 2016.

The fair value of the senior notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the capital leases and secured equipment loans, Level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.49% based on the relevant loans effective interest rate. The fair value of the senior secured credit facility, a Level 2 instrument, is determined through discounting future cash flows at an effective interest rate of 13.1% .

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

The fair values of the Level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

Some of the Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The subscription receipts, a Level 3 instrument, are valued based on a third party transaction in the last twelve months.

Commodity Price Risk

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivables. The table below summarizes the impact on revenue and equity for changes in commodity prices on the fair value of derivatives and the provisionally invoiced sales volumes.

As at June 30,
2016
Copper increase/decrease by US$0.21/lb.1,[2]	2,167

1The analysis is based on the assumption that the period-end copper price increases 10% with all other variables held constant. The closing exchange rate for the quarter ended June 30, 2016 of CAD/USD 1.2917 was used in the analysis.
2At June 30, 2016, 10.5 million pounds of copper in concentrate were exposed to copper price movements.

19.	SUBSEQUENT EVENT

Subsequent to June 30, 2016, the Company purchased copper put option contracts for 10 million pounds of copper for the third quarter of 2016 at a strike price of US$2.20 per pound. The total cost of these put options was $679.